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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                            C-CUBE MICROSYSTEMS INC.
                           (NAME OF SUBJECT COMPANY)

                            C-CUBE MICROSYSTEMS INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   12501N108

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                  UMESH PADVAL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            C-CUBE MICROSYSTEMS INC.
                              1778 MCCARTHY BLVD.
                               MILPITAS, CA 95035
                                 (408) 490-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:
                            STEVE L. CAMAHORT, ESQ.
                              KELLY S. BOYD, ESQ.
                           VICTORIA Z. DEITCHER, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                       ONE MARKET, SPEAR TOWER, STE. 3300
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000
                            ------------------------
     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]
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

1. SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"). The address of the principal executive offices of C-Cube is 1778 McCarthy Boulevard, Milpitas, California 95305. The telephone number of the principal executive offices of C-Cube is (408) 490-8000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.001 per share, of C-Cube (the "Shares" or "C-Cube Common Stock"). As of April 10, 2001, there were 50,368,314 Shares outstanding.

2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of C-Cube, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by LSI Logic Corporation, a Delaware corporation ("LSI Logic"), through its wholly owned subsidiary, Clover Acquisition Corp., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated April 13, 2001, to exchange each outstanding Share for 0.79 of a share (the "Exchange Ratio") of common stock, par value $.01 per share, of LSI Logic ("LSI Common Stock"), upon the terms and subject to the conditions described in the prospectus contained in the registration statement on Form S-4, filed by LSI Logic with the Securities and Exchange Commission (the "SEC") on April 13, 2001 (as may, from time to time, be amended, supplemented or finalized, the "Prospectus") and in the related Letter of Transmittal (the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Reorganization, dated as of March 26, 2001 (the "Merger Agreement"), by and among LSI Logic, the Purchaser and C-Cube. The Merger Agreement provides that, among other things, no later than the second business day following the satisfaction or waiver (where permissible) of certain conditions set forth in the Merger Agreement, the Purchaser will be merged with C-Cube (the "Merger") and C-Cube will survive the Merger as a wholly owned subsidiary of LSI Logic. At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by LSI Logic, the Purchaser or C-Cube or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a fraction of a share of LSI Common Stock equal to the Exchange Ratio. A copy of the Merger Agreement is included as Exhibit (e)(1) hereto and is incorporated herein by reference.

     The Schedule TO states that the principal executive offices of LSI Logic and the Purchaser are located at 1551 McCarthy Boulevard, Milpitas, California 94306-2155.

3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information contained under the caption "Interests of C-Cube Officers and Directors in the Transaction" in the Prospectus is incorporated herein by reference.

     Except as described in this Schedule 14D-9 or incorporated herein by reference, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between C-Cube or its affiliates and (1) C-Cube's executive officers, directors or affiliates or (2) LSI Logic or the Purchaser or their respective executive officers, directors or affiliates.

TREATMENT OF STOCK OPTIONS

     The Merger Agreement provides that each outstanding option to purchase Shares under the C-Cube stock option plans or otherwise (the "Options") will be assumed upon consummation of the Merger by LSI Logic and shall thereafter be exercisable for that number of shares of LSI Common Stock equal to the number of Shares for which the Option would be exercisable if the Option had been exercised immediately prior to the effective time of the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of LSI Common Stock. In addition, the per share exercise price of each assumed Option will be determined by dividing the exercise price per share at which the Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio rounded up to the nearest whole cent.

     The following table sets forth, with respect to each of the executive officers and non-employee directors of C-Cube:

     - the number of Shares subject to Options held by such persons that will be exercisable immediately prior to the consummation of the Merger (including Options that are currently exercisable as well as Options which may become exercisable in connection with the transactions contemplated by the Merger Agreement);

     - the range of exercise prices of the Options held by such persons;

     - the weighted average exercise price of the Options held by such persons; and

     - the cash value (i.e., the total stock value less the exercise price) of all Options held by such persons which are in-the-money (i.e. represent a positive spread between the respective exercise prices of the Options and the per share value of the consideration to be received in the Offer and the Merger), based upon an assumed per share amount of consideration to be received by C-Cube stockholders in the Offer and the Merger of $13.99 in LSI Common Stock, based on the last reported sales price of LSI Common Stock on The New York Stock Exchange April 11, 2001, of $17.71 per share.

                                                    RANGE OF
                                  OPTIONS           EXERCISE       WEIGHTED AVERAGE           AGGREGATE
                                WHICH WILL           PRICES       EXERCISE PRICE PER    VALUE OF IN-THE-MONEY
           NAME              BE EXERCISABLE(1)     PER SHARE            SHARE                  OPTIONS
           ----              -----------------    ------------    ------------------    ---------------------
Bailey, Howard.............       108,333(2)            $17.50          $17.50                $      --
Balkanski, Alex............        10,833                21.81           21.81                       --
Brown, Frederick...........       123,049(2)      7.23 -  8.06            7.71                  772,180
Futa, Baryn................        10,833                21.81           21.81                       --
Henry, Patrick.............        36,109(2)      7.48 - 19.18           11.63                  112,821
LeGall, Didier.............       132,680(2)      7.48 - 19.18            8.28                  784,369
Padval, Umesh..............       360,734(3)      5.96 -  7.73            6.32                2,768,013
Moshkelani, Saeid..........        58,441         8.79 - 19.18           10.97                  239,981
Reyes, Greg................        10,833                21.81           21.81                       --
Rodgers, T.J. .............        10,833                21.81           21.81                       --

---------------
(1) Assumes a closing date of June 30, 2001.

(2) Includes Options which may become exercisable if these individuals are terminated by C-Cube without "Cause" or by the individual by reason of an "Involuntary Termination"(as those terms are defined in the Management Retention Agreements discussed below under "Certain Executive Agreements") within two months prior to or 12 months following the consummation of the Offer or other change of control of C-Cube.

(3) Includes Options which may become exercisable if Mr. Padval is terminated by C-Cube for "Cause" or by Mr. Padval by reason of an "Involuntary Termination" (as those terms are defined in Mr. Padval's Management Retention Agreement discussed below under "Certain Executive Agreements") in anticipation of within 12 months following the consummation of the Offer or other change of control of C-Cube.

CERTAIN EXECUTIVE AGREEMENTS

     The following employees of C-Cube are parties to management retention agreements with C-Cube (the "Management Retention Agreements"): Howard Bailey, Michael Atkin, Patrick Henry, Didier LeGall, Brenda Glaze, Frederick Brown, Saeid Moshkelani and Judy Armstrong.

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

     Under the Management Retention Agreements, if the employee is terminated by C-Cube for any reason other than "Cause" (as defined below) or if the employee is terminated by reason of "Involuntary Termination" (as defined below), in either case within two months before or 12 months after a Change of Control (as defined below, and which would include the Offer), then the employee will be entitled to the following benefits:

     - a continuation of the employee's base salary until the earlier of 12 months following the employee's termination or until the employee obtains full-time employment with another employer;

     - 100% of C-Cube-paid health, dental, vision, long-term disability and life insurance coverage at the same level of coverage provided to the employee, and the employee's dependents, if any, immediately prior to termination until the earlier of 12 months after the employee's termination or the date upon which the employee and the employee's dependents, if any, become covered by another employer's group health, dental, and vision, long-term disability or life insurance plans; and

     - the unvested portion of any stock option, restricted stock or other C-Cube equity compensation held by the employee will partially accelerate and 50% of the employee's unvested shares will vest immediately on the date of the employee's termination.

     Umesh Padval, C-Cube's President and Chief Executive Officer, also entered into a management retention agreement with C-Cube (the "Padval Agreement"). Under the terms of the Padval Agreement, if Mr. Padval is terminated by C-Cube for any reason other than Cause or by reason of Involuntary Termination, in either case in anticipation of or within 12 months after a Change of Control, he will be entitled to the same severance benefits provided in the Management Retention Agreements, except that 100% of Mr. Padval's stock options, restricted stock or other C-Cube equity compensation will automatically accelerate in full and become completely vested.

     For purposes of the Management Retention Agreements and the Padval Agreement, "Cause" means:

     - reasons other than an act of personal dishonesty taken by the employee in connection with the employee's responsibilities intended to result in substantial personal enrichment to the employee at the expense of C-Cube;

     - a conviction or entry of a plea of nolo contendere to a felony that negatively reflects on the employee's fitness to perform his duties or harms C-Cube's reputation or financial status;

     - a willful act by the employee which in the reasonable and good faith determination of C-Cube constitutes gross misconduct and is demonstrably injurious to C-Cube; or

     - following delivery to the employee of written demand for performance from C-Cube describing the basis for C-Cube's belief that the employee has not substantially performed his or her duties, substantial continued violations by the employee of the employee's obligations to C-Cube which are demonstrably willful and deliberate;

     "Involuntary Termination" means:

     - without the employee's prior express written consent, a material reduction in or assignment of the employee's duties, authority and responsibilities relative to the employee's duties, authority and responsibilities as in effect immediately prior to such reduction (but not a reduction in duties, authority or responsibility solely by virtue of C-Cube being acquired and made part of a larger entity);

     - a reduction by C-Cube of the base salary of the employee as in effect immediately prior to the reduction (other than a reduction which is a part of, and generally consistent with, a general reduction in the salaries of officers or cash incentive compensation);

     - a material reduction by C-Cube in the kind or level of employee benefits to which the employee was entitled immediately prior to such reduction with the result that the employee's overall benefits package is materially reduced;

     - the relocation of the employee to a facility or location more than 35 miles away from the employee's then present location without the employee's express written consent;

     - any purported termination of the employee by C-Cube which is not effected for disability or for Cause or any purported termination for which the grounds relied upon are not valid;

     - the failure of C-Cube to obtain the assumption of the Management Retention Agreement by any successor to C-Cube; or

     - in the case of the Padval Agreement, a resignation tendered by Mr. Padval pursuant to a direct request from the Board.

     "Change of Control" means:

     - any person becomes the beneficial owner, directly or indirectly, of securities of C-Cube representing 50% or more of the total voting power of C-Cube's then outstanding securities;

     - the consummation of the sale or disposition by C-Cube of all or substantially all of its assets;

     - the consummation of a merger or consolidation of C-Cube with any other corporation (other than any such transaction in which the stockholders prior to the merger or consolidation continue to hold at least 50% of the total voting power of the surviving entity);

     - a change in the composition of the Board occurring within a two-year period as a result of which fewer than a majority of the Board are incumbent directors (which are directors as of the date of the Management Retention Agreement, directors elected or nominated to the Board by a majority of directors whose election or nomination was not in connection with either one of the transactions described in the previous three bullet points or an actual or threatened proxy contest relating to the election of directors of C-Cube); or

     - the sale or disposition to third parties by C-Cube of all or substantially all of the business or division of C-Cube that employs the employee.

     The Management Retention Agreements and the Padval Agreement provide that any successor to C-Cube, including the surviving corporation of the Merger, is obligated to assume all of C-Cube's obligations under the Management Retention Agreements and the Padval Agreement and must agree to expressly perform C-Cube's obligations under the Management Retention Agreements and the Padval Agreement in the same manner and to the same extent as C-Cube would be required to perform such obligations in the absence of a Change of Control.

     This summary of the terms of the Management Retention Agreements and the Padval Agreement is qualified in its entirety by reference to the complete text of the Management Retention Agreement, the form of which is included as Exhibit
(e)(4) hereto and is incorporated herein by reference, and to the Padval Agreement, which is included as Exhibit (e)(5) hereto and is incorporated herein by reference.

INDEMNIFICATION

     The Merger Agreement provides that all rights to indemnification and all limitations on liability existing in favor of the individuals who, on or prior to the completion of the Merger were officers or directors of C-Cube and any of its subsidiaries, as provided in C-Cube's certificate of incorporation or bylaws, or in an agreement between one of the above parties and C-Cube or a subsidiary of C-Cube, as in effect as of March 26, 2001, will survive the Merger and continue in full force and effect.

     After the completion of the Merger, LSI Logic is required to cause C-Cube, as the surviving corporation in the Merger, to indemnify and hold harmless the individuals who on or before the completion of the Merger were officers or directors of C-Cube and any of its subsidiaries to the same extent as set forth in the preceding paragraph.

     The Merger Agreement also provides that for six years after the completion of the Merger C-Cube, as the surviving corporation in the Merger, will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the completion of the Merger, covering each C-Cube officer and director covered by C-Cube's officers' and directors' liability insurance policy as of March 26, 2001, on terms with respect to coverage and amount at least as favorable as those of the policy in effect on March 26, 2001. However, C-Cube is not required to expend more than the lesser of $450,000 or 200% of current annual premiums paid by C-Cube for the insurance each year to maintain or procure the insurance coverage. In addition, if the amount of the annual premiums necessary to maintain or procure the insurance coverage exceeds the amount described in the preceding sentence, C-Cube is required to maintain or procure, for the six-year period, the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the amount described in the preceding sentence.

LEASE

     C-Cube currently leases certain office space from LSI Logic, located at 1855 Barber Lane in Milpitas, California.

INTERESTS OF MR. SONSINI

     Wilson Sonsini Goodrich & Rosati incorporated LSI Logic in 1980 and has acted as its outside legal counsel since that time. Larry W. Sonsini has been a member of LSI Logic's board of directors since 2000. In addition, Mr. Sonsini has been a member of the law firm of Wilson Sonsini Goodrich & Rosati since 1969, where he currently serves as the Chairman of the Board and Chief Executive Officer.

     Wilson Sonsini Goodrich & Rosati has also represented C-Cube in general corporate matters and in various transactions since its initial public offering in 1994. Because of Mr. Sonsini's personal involvement in C-Cube's recent transaction with Harmonic Inc., among other things, Mr. Sonsini and Wilfred Corrigan, Chief Executive Officer of LSI Logic, believed it to be in the best interest of all parties involved for Wilson Sonsini Goodrich & Rosati to act as outside legal counsel to C-Cube for this transaction and for LSI Logic to seek separate outside legal counsel. Recognizing the potential conflicts of interest posed, both C-Cube and LSI Logic executed appropriate conflict waivers. In addition, since the date of engagement as outside legal counsel by C-Cube, Mr. Sonsini has not participated as a member of LSI Logic's board of directors, or otherwise on behalf of LSI Logic, in any discussion, negotiation or vote regarding the exchange offer or the merger.

THE MERGER AND STOCKHOLDER AGREEMENTS

     A summary of the material terms of the Merger Agreement is contained under the caption "Certain Terms of the Merger Agreement" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included as Exhibit (e)(1) hereto and is incorporated herein by reference.

     A summary of the material terms of certain Stockholder Agreements, dated as of March 26, 2001, between LSI Logic and the directors of C-Cube (the "Stockholder Agreements"), is contained under the caption "The Stockholder Agreements" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the form of Stockholder Agreement, which is included as Exhibit (e)(2) hereto and is incorporated herein by reference.

4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At a meeting held on March 25, 2001, the members of the C-Cube Board of Directors (the "Board") unanimously voted to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the stockholders of C-Cube. The C-Cube directors unanimously voted to recommend that the C-Cube stockholders accept the Offer. A letter to C-Cube's stockholders communicating the Board's recommendation is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

     (B) BACKGROUND AND REASONS FOR THE BOARD'S RECOMMENDATION.

     BACKGROUND

     The Merger Agreement and the terms and conditions of the Offer and the Merger are the result of arm's length negotiations between representatives of LSI Logic and representatives of C-Cube. Described below is a summary of the background of these negotiations.

     LSI Logic and C-Cube have been familiar with each other's businesses for many years. Senior executives of the two companies have encountered one another in a number of business and industry settings and, at various times over the past four years have discussed the possibility of entering into a strategic relationship involving LSI Logic and C-Cube's semiconductor business.

     In August 1997, Bryon Look, LSI Logic's then Vice President of Corporate Development, met with representatives of C-Cube to discuss a possible strategic relationship involving LSI Logic and C-Cube's semiconductor business. From August 1997 until October 1997, LSI Logic and C-Cube held other discussions regarding a strategic relationship and engaged in various levels of analysis regarding such a relationship; however, in October 1997, the Board determined that it was in the best interests of C-Cube and its stockholders to continue operations as a stand-alone entity and to retain its semiconductor business.

     In May 1999, LSI Logic executives again considered a possible relationship involving LSI Logic and C-Cube's semiconductor business, but after preliminary internal discussions, did not pursue any further contents with C-Cube with respect to such a relationship at that time.

     In October 1999, C-Cube announced its plans to restructure the company by separating its semiconductor business into a subsidiary, C-Cube Semiconductor Inc., either selling its semiconductor business to a third party or distributing the shares of C-Cube Semiconductor Inc. to the then-current C-Cube stockholders and merging the remainder of C-Cube, which consisted primarily of its DiviCom business, into a public company known as Harmonic Inc.

     On October 28, 1999, Wilfred Corrigan, LSI Logic's Chief Executive Officer, sent a letter to Alex Balkanski, C-Cube's then Chief Executive Officer, in which Mr. Corrigan expressed LSI Logic's renewed interest in potentially acquiring C-Cube's semiconductor business.

     In November 1999, at C-Cube's direction, C-Cube's financial advisor, Credit Suisse First Boston, contacted Mr. Corrigan and requested that LSI Logic submit a written indication of interest to acquire C-Cube's semiconductor business.

     LSI Logic submitted a nonbinding indication of interest relating to C-Cube's semiconductor business in December 1999 which was discussed by the Board at a Board meeting on December 14, 1999. After discussion, the Board determined that a sale of C-Cube's semiconductor business to LSI Logic was not appropriate and that it was in the best interests of C-Cube and its stockholders to continue operations as a stand-alone company. Mr. Corrigan was subsequently informed of the Board's decision not to enter into further negotiations with LSI Logic, and the discussions regarding the potential transaction were discontinued.

     In early May 2000, the spin-off of C-Cube's semiconductor business was completed and C-Cube was merged with Harmonic Inc.

     In early 2001, the Board authorized C-Cube's management to consider possible strategic alternatives available to C-Cube. Shortly thereafter, members of C-Cube's management began discussing alternatives with C-Cube's financial advisor, including the possibility of contacting third parties to solicit their interest in a transaction with C-Cube. Thereafter, at the direction of C-Cube, Credit Suisse First Boston contacted several companies that were identified as potential business combination candidates. On March 7, 2001, representatives of C-Cube contacted Mr. Look to determine LSI Logic's level of interest in discussions regarding a potential business combination.

     On March 8, 2001, Mr. Corrigan, Mr. Look and other members of LSI Logic's executive management team held a meeting to consider a potential business combination with C-Cube. At the meeting, LSI Logic's executive team decided that LSI Logic would be interested in re-commencing discussions with C-Cube.

     As a result of Credit Suisse First Boston's efforts to contact companies that had expressed an interest in a potential business combination with C-Cube, several non-binding expressions of interest were received by C-Cube. On March 9, 2001, LSI Logic submitted a non-binding expression of interest to C-Cube outlining possible terms of a business combination transaction involving C-Cube and LSI Logic. During the week of March 12, 2001, several other companies that had expressed an interest in a transaction with C-Cube executed confidentiality agreements with C-Cube, which permitted them to exchange additional information concerning their respective businesses, organizations, financial condition and results of operations.

     On March 15, 2001, the Board met with representatives of Wilson Sonsini Goodrich & Rosati, outside legal counsel to C-Cube, and Credit Suisse First Boston to discuss the current market environment and the expressions of interest that C-Cube had received. The Board directed C-Cube's management team to continue pursuing the expressions of interest.

     On March 16, 2001, LSI Logic and C-Cube entered into a mutual confidentiality agreement. LSI Logic then provided a due diligence request list to C-Cube. Representatives of both companies, and their respective outside legal counsel, including Cooley Godward LLP acting as outside legal counsel to LSI Logic, and financial advisors, including Dresdner Kleinwort Wasserstein acting as financial advisor to LSI Logic, exchanged various telephone calls with a view toward preparing for additional due diligence efforts. The due diligence efforts continued from March 17, 2001 through March 26, 2001.

     Between March 17 and March 24, 2001, C-Cube continued to pursue discussions with various other parties which had submitted nonbinding expressions of interest relating to the possible acquisition of or business combination transaction with C-Cube, and continued its legal and financial due diligence, investigation of and management discussions with these other parties.

     On March 20, 2001, members of LSI Logic's management and representatives of LSI Logic's financial advisor met with members of C-Cube's management and representatives of C-Cube's legal counsel and financial advisor to discuss the two companies' businesses and the possibility of a business combination. LSI Logic's management was represented by Mr. Corrigan, Mr. Look, now LSI Logic's Chief Financial Officer and an Executive Vice President, Giuseppe Staffaroni, LSI Logic's Executive Vice President, Broadband Communications, Hemant Thapar, LSI Logic's Vice President, Broadband Access Division, Robert Brown, LSI Logic's Director of Business Development, and David Pursel, LSI Logic's Vice President, General Counsel and Secretary. C-Cube's management was represented by Umesh Padval, C-Cube's President and Chief Executive Officer, Didier Le Gall, C-Cube's Chief Technical Officer and Senior Vice President, Research and Development, Howard Bailey, C-Cube's Chief Financial Officer, Patrick Henry, C-Cube's Senior Vice President, Marketing and Corporate Development, and Chris Adams, C-Cube's Vice President, Broadband Marketing.

     On or about March 21, 2001, C-Cube and Wilson Sonsini Goodrich & Rosati circulated an initial draft of the merger agreement to LSI Logic and Cooley Godward, and to various other parties which had submitted expressions of interest. C-Cube requested comments to the initial draft of the merger agreement as a means to determine the level of commitment and interest of LSI Logic and the other parties in completing a potential transaction with C-Cube.

     On March 23, 2001, LSI Logic's board of directors held a telephonic meeting to discuss a potential business combination with C-Cube. Present from LSI Logic management during this conference call were Mr. Corrigan, Mr. Look, Mr. Staffaroni, Mr. Brown and Mr. Pursel. Also present on the call were representatives of Cooley Godward and, for a portion of the call, representatives of Dresdner Kleinwort Wasserstein. Dresdner Kleinwort Wasserstein presented its preliminary financial review of C-Cube and the proposed business combination. LSI Logic's board of directors discussed, among other things, the possible synergies of combining LSI Logic with C-Cube and the possible benefits and risks to LSI Logic of such a combination. LSI Logic's board of directors authorized LSI Logic's management to continue its discussions with C-Cube and to proceed with negotiation of a merger agreement.

     Also on March 23, 2001, counsel for LSI Logic prepared and sent to Wilson Sonsini Goodrich & Rosati its comments to the initial draft of the merger agreement. C-Cube and LSI Logic continued to negotiate the terms of the merger agreement from this date through March 26, 2001, the date the definitive Merger Agreement was executed.

     On March 24, 2001, at a special meeting of the Board, C-Cube's management, legal counsel and financial advisor updated the Board on the progress of the discussions with parties that has submitted expressions of interest. Representatives from Wilson Sonsini Goodrich & Rosati reported that, as of that date, only one of the companies, LSI Logic, had responded to the draft merger agreement. Representatives of Wilson Sonsini Goodrich & Rosati summarized the form of merger agreement that had been provided to LSI Logic and highlighted the issues identified by LSI Logic in its comments to the draft merger agreement. The Board was also informed that LSI Logic had expressed an unwillingness to participate in a bidding process and that LSI Logic's proposal would be withdrawn on March 26, 2001. The Board considered LSI Logic's proposal as well as other potential alternatives. In its deliberations, the Board discussed, among other things, LSI Logic's product lines, business strategy, competitive position and the value and trading pattern of its common stock, regulatory and other legal issues, LSI Logic's proposed exchange ratio and the other terms of LSI Logic's proposal. The Board determined that C-Cube's management and its legal counsel and financial advisor should continue to pursue and evaluate a potential transaction with LSI Logic with a view toward entering into a definitive merger agreement with LSI Logic.

     On March 25, 2001, LSI Logic's board of directors held a meeting at which they reviewed the terms of the proposed merger agreement. Representatives of Dresdner Kleinwort Wasserstein discussed with LSI Logic's board of directors materials relating to the valuation of C-Cube, and representatives of Cooley Godward discussed with LSI Logic's board of directors the material terms of the proposed merger agreement. At this meeting, Dresdner Kleinwort Wasserstein delivered to LSI Logic's board of directors an oral opinion, which was subsequently confirmed in writing, that based on and subject to the matters described in its opinion, the proposed exchange ratio was fair, from a financial point of view, to LSI Logic. After the discussion, the directors present at the meeting voted to approve the Merger Agreement and the related agreements and the transactions contemplated by the Merger Agreement and the related agreements, including the Offer, subject to successful completion of negotiations, and authorized the officers of LSI Logic to complete negotiations and finalize and execute the Merger Agreement and related agreements.

     The Board also held a meeting on March 25, 2001, and met with C-Cube's management, outside legal counsel and financial advisor to receive an update on their due diligence investigations and the status of negotiations. The Board reviewed the terms of LSI Logic's proposal, based on the proposed merger agreement and other materials previously circulated to the Board. This meeting also included discussions by Wilson Sonsini Goodrich & Rosati of the material terms of LSI Logic's proposed transaction and a review by Credit Suisse First Boston of the financial aspects of the proposed transaction.

     In its deliberations, the Board considered the exchange ratio and other terms of LSI Logic's proposal and the fact that no other potentially interested parties had responded to the initial draft of the merger agreement. The Board further weighed the advantages and disadvantages of each of the nonbinding expressions of interest received from other parties including, among other things, the relative value of the form of consideration, the nature of the businesses to be combined, the level of interest expressed by the other parties, the estimated time required to negotiate and complete a transaction and regulatory issues in connection with a potential transaction. The Board again noted that LSI Logic had indicated that it would not participate in a bidding process and that its proposal would be withdrawn on March 26, 2001. The Board elected to adjourn the meeting and directed representatives of C-Cube's legal and financial advisor to express C-Cube's concerns over LSI Logic's proposed terms and report back to the Board.

     Later in the evening of March 25, 2001, the Board reconvened to discuss LSI Logic's response to C-Cube's expression of concern relating to certain proposed terms of the merger agreement and to discuss the most recent negotiations with LSI Logic. After further deliberations, the Board elected to move forward with the adoption of final resolutions regarding LSI Logic's proposed transaction. Credit Suisse First Boston reviewed for the Board its financial analysis of the proposed exchange ratio and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 26, 2001, the date of the Merger Agreement, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio provided for in the transaction was fair, from a financial point of view, to the holders of C-Cube Common Stock (other than LSI Logic and its affiliates). This meeting concluded with a vote of the Board in which the Board unanimously approved the Merger Agreement, determined that the Offer and the Merger are fair to, and in the best interests of, C-Cube stockholders and resolved to recommend that C-Cube stockholders accept the Offer and tender their shares pursuant to the Offer.

     On March 26, 2001, upon completion of all negotiations and finalization of all agreements, the two companies executed and delivered the Merger Agreement and related agreements, and LSI Logic and C-Cube issued a joint press release announcing the transaction.

     REASONS FOR THE BOARD'S RECOMMENDATION

     The Board believes that, despite C-Cube's success to date, increasing competition and industry consolidation would make it increasingly important for C-Cube to grow and gain critical mass in order to compete with larger companies with substantially greater resources and broader, integrated product offerings. C-Cube's management has considered a number of alternatives for enhancing its competitive position, including a combination with a larger company. In the industry environment referred to above, the Board identified several potential benefits for the C-Cube stockholders, employees and customers that it believes could result from a combination with LSI Logic. These potential benefits include, among other things:

     - providing C-Cube stockholders with shares of LSI Common Stock in a tax-free exchange at a substantial premium over the prevailing market price for C-Cube Common Stock immediately prior to the announcement of the Merger;

     - enabling the combined company to achieve synergies in a range of areas, particularly allowing C-Cube to take advantage of the fact that LSI has its own manufacturing facilities while C-Cube relies entirely on external foundries;

     - leveraging the depth and experience of LSI Logic's management team;

     - making greater resources available for research and development, product distribution and service;

     - enabling the combined company to offer complementary product lines, which presents the opportunity to increase the breadth of products offered; and

     - dampening the magnitude of swings in operating results based on different demand cycles for the two companies' products.

     In the course of its deliberations during board meetings, the Board reviewed with C-Cube's management and outside advisors a number of factors relevant to the transaction. The Board considered the following potentially positive factors, among others, in connection with its review and analysis of the transaction. The conclusions reached by the Board with respect to each of these factors supported its determination that the Merger Agreement and the transactions, including the Offer and the Merger, were fair to, and in the best interests of, C-Cube and its stockholders:

     - C-Cube management's view regarding the financial condition, results of operations and businesses of LSI Logic and C-Cube before and after giving effect to the transaction based on management due diligence and publicly available earnings estimates and, in particular, the view that, in light of, among other things, market and industry conditions, the potential synergy and compatibility between C-Cube and LSI Logic, the complementary nature and lack of overlap of LSI Logic's and C-Cube's products, the financial strength of LSI Logic and the ability to leverage LSI Logic's sales network to increase sales of C-Cube's products, and the long-term financial condition, results of operations, prospects and competitive position of the combined company would be better than the long-term financial condition, results of operations, prospects and competitive position of C-Cube on a stand-alone basis;

     - current financial market conditions and historical market prices, volatility and trading information with respect to LSI Common Stock and C-Cube Common Stock, as well as the greater liquidity to C-Cube stockholders of an investment in LSI Common Stock compared to C-Cube Common Stock;

     - the belief that the terms of the Merger Agreement are reasonable;

     - the financial presentation of Credit Suisse First Boston to the Board, including its opinion regarding the fairness, from a financial point of view, to the holders of C-Cube Common Stock (other than LSI Logic and its affiliates) of the Exchange Ratio provided for in the transaction, as described more fully under "Opinion of C-Cube's Financial Advisor";

     - the impact of the Merger on C-Cube's customers and employees; and

     - discussions with C-Cube's management, outside legal counsel and financial advisor regarding the results of their due diligence investigation of LSI Logic.

     The Board also considered a number of potentially negative factors in its deliberations concerning the Merger. The potentially negative factors considered by the Board included:

     - the risk that, because the Exchange Ratio will not be adjusted for changes in the market price of either LSI Common Stock or C-Cube Common Stock, the per share value of the consideration to be received by C-Cube stockholders might be less than the price per share implied by the Exchange Ratio immediately before the announcement of the proposed transaction due to fluctuations in the market value of LSI Common Stock and C-Cube Common Stock;

     - the risk that the transaction might not be completed in a timely manner or at all;

     - the negative impact of any customer or supplier confusion after announcement of the proposed transaction;

     - the challenges relating to the integration of the two companies;

     - certain terms of the Merger Agreement and related agreements that prohibit C-Cube and its representatives from soliciting third party bids and from soliciting, initiating or encouraging third party bids, or from withholding, withdrawing, modifying or changing C-Cube's recommendation in favor of the transaction with LSI Logic, except in limited circumstances, which terms could reduce the likelihood that a third party would make a bid for C-Cube;

     - the termination fee payable by C-Cube in certain circumstances; and

     - the other risks described above under the caption "Risk Factors" in the Prospectus.

     The Board believed that these risks were outweighed by the potential benefits of the transaction.

     The above discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board. In view of the wide variety of factors considered by the Board, the Board did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, the Board did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the Board may have given different weight to different factors. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement, and determined that the Offer and the Merger are fair to and in the best interests of C-Cube and its stockholders and recommends that C-Cube stockholders accept the Offer and tender their shares pursuant to the Offer.

     OPINION OF C-CUBE'S FINANCIAL ADVISOR

     Credit Suisse First Boston has acted as exclusive financial advisor to C-Cube in connection with the Offer and the Merger. C-Cube selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with Credit Suisse First Boston's engagement, C-Cube requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of C-Cube Common Stock (other than LSI Logic and its affiliates) of the Exchange Ratio provided for in the Offer and the Merger. On March 25, 2001, at a meeting of the Board held to evaluate the proposed Offer and the Merger, Credit Suisse First Boston rendered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 26, 2001, the date of the Merger Agreement, to the effect that, as of the date of the opinion and based on and subject to the matters described in its opinion, the Exchange Ratio provided for in the Offer and the Merger was fair, from a financial point of view, to the holders of C-Cube Common Stock (other than LSI Logic and its affiliates).

     THE FULL TEXT OF CREDIT SUISSE FIRST BOSTON'S WRITTEN OPINION, DATED MARCH 26, 2001, TO THE BOARD, WHICH SETS FORTH, AMONG OTHER THINGS, THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS SCHEDULE II TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF C-CUBE COMMON STOCK ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CREDIT SUISSE FIRST BOSTON'S OPINION IS ADDRESSED TO THE BOARD, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO PROVIDED FOR IN THE OFFER AND THE MERGER TO THE HOLDERS OF C-CUBE COMMON STOCK (OTHER THAN LSI LOGIC AND ITS AFFILIATES), AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF C-CUBE COMMON STOCK AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES OF C-CUBE COMMON STOCK PURSUANT TO THE EXCHANGE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE OR ACT WITH RESPECT TO ANY MATTER RELATING TO THE MERGER. THE SUMMARY OF CREDIT SUISSE FIRST BOSTON'S OPINION IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In arriving at its opinion, Credit Suisse First Boston reviewed the Merger Agreement and publicly available business and financial information relating to C-Cube and LSI Logic. Credit Suisse First Boston also reviewed other information relating to C-Cube and LSI Logic, including publicly available financial forecasts, provided to or discussed with Credit Suisse First Boston by C-Cube and LSI Logic, and met with the managements of C-Cube and LSI Logic to discuss the businesses and prospects of C-Cube and LSI Logic. Credit Suisse First Boston also considered financial and stock market data of C-Cube and LSI Logic and compared those data with similar data for publicly held companies in businesses that Credit Suisse First Boston deemed similar to those of C-Cube and LSI Logic. Credit Suisse First Boston also considered, to the extent publicly available, the financial terms of other business combinations and other transactions which recently have been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse First Boston deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the publicly available financial forecasts for C-Cube and LSI Logic which Credit Suisse First Boston reviewed and discussed with the managements of C-Cube and LSI Logic, Credit Suisse First Boston was advised, and assumed, that the forecasts represented reasonable estimates and judgments as to the future financial performance of C-Cube and LSI Logic. In addition, Credit Suisse First Boston relied, without independent verification, upon the assessments of the managements of C-Cube and LSI Logic as to the existing and future technology and products of C-Cube and LSI Logic and the risks associated with their technology and products, the potential cost savings and synergies, including the amount, timing and achievability of those cost savings and synergies, and strategic benefits anticipated to result from the Offer and the Merger, C-Cube's and LSI Logic's ability to integrate the businesses of C-Cube and LSI Logic and C-Cube's and LSI Logic's ability to retain key employees of C-Cube and LSI Logic. Credit Suisse First Boston also assumed, with C-Cube's consent, that the Offer and the Merger would be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of C-Cube and LSI Logic, and was not furnished with any independent evaluations or appraisals.

     Credit Suisse First Boston's opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of its opinion. Although Credit Suisse First Boston evaluated the Exchange Ratio provided for in the Offer and the Merger from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration to be received in the Offer and the Merger, which consideration was determined between C-Cube and LSI Logic. Credit Suisse First Boston did not express any opinion as to what the value of LSI Common Stock actually will be when issued pursuant to the Offer and the Merger or the prices at which LSI Common Stock will trade at any time. Credit Suisse First Boston's opinion did not address the relative merits of the Offer and the Merger as compared to other business strategies that might be available to C-Cube, nor did it address the underlying business decision of C-Cube to proceed with the Offer and the Merger. No other limitations were imposed on Credit Suisse First Boston with respect to the investigations made or procedures followed by Credit Suisse First Boston in rendering its opinion.

     In preparing its opinion to the Board, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is a description of the material analyses underlying its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of C-Cube and LSI Logic. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to C-Cube, LSI Logic or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

     Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the Exchange Ratio provided for in the Offer and the Merger.

     The following is a summary of the material analyses underlying Credit Suisse First Boston's opinion delivered to the Board in connection with the Offer and the Merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES.

     HISTORICAL STOCK PRICE ANALYSIS. Credit Suisse First Boston reviewed the prices at which C-Cube Common Stock traded over the period from May 3, 2000, the date of C-Cube's spin-off, through March 23, 2001, the last trading day prior to public announcement of the Offer and the Merger. Credit Suisse First Boston noted that the high closing price for C-Cube Common Stock in the period observed was $23.75 per share on September 1, 2000 and the low price for C-Cube Common Stock in the period observed was $7.13 per share on March 16, 2001. Credit Suisse First Boston also reviewed the average closing prices for C-Cube Common Stock on March 23, 2001 and over various periods prior to March 23, 2001 as summarized below:

                   PERIOD PRIOR TO                     AVERAGE PER SHARE
                   MARCH 23, 2001                        CLOSING PRICE
                   ---------------                     -----------------
March 23, 2001.......................................       $ 8.81
Last Five Trading Days...............................       $ 7.94
Last 10 Trading Days.................................       $ 7.87
Last 30 Trading Days.................................       $ 9.09
Last 60 Trading Days.................................       $10.36
Last 90 Trading Days.................................       $12.23

     Credit Suisse First Boston also reviewed the prices at which LSI Common Stock traded over the period from May 3, 2000 through March 23, 2001. Credit Suisse First Boston noted that the high closing price for LSI Common Stock in the period observed was $88.25 per share on March 10, 2000 and the low price for LSI Common Stock in the period observed was $15.90 per share on March 1, 2001. Credit Suisse First Boston also reviewed the average closing prices for LSI Common Stock on March 23, 2001 and over various periods prior to March 23, 2001 as summarized below:

                   PERIOD PRIOR TO                     AVERAGE PER SHARE
                   MARCH 23, 2001                        CLOSING PRICE
                   ---------------                     -----------------
March 23, 2001.......................................       $20.69
Last Five Trading Days...............................       $18.78
Last 10 Trading Days.................................       $17.85
Last 30 Trading Days.................................       $18.34
Last 60 Trading Days.................................       $20.00
Last 90 Trading Days.................................       $20.64

     SELECTED COMPANIES COMPARISON. Credit Suisse First Boston compared financial and stock market data of C-Cube to corresponding data of the following six publicly traded companies in the semiconductor industry:

     - STMicroelectronics N.V.
     - LSI Logic
     - NVidia Corporation
     - QLogic Corporation
     - Cirrus Logic, Inc.
     - ESS Technology, Inc.
     - Zoran Corporation

     Credit Suisse First Boston compared stock prices as multiples of calendar year 2001 estimated earnings per share. Credit Suisse First Boston also compared fully diluted aggregate values, calculated as fully diluted equity value plus net debt, as multiples of calendar year 2001 estimated revenue. All multiples were based on closing stock prices on March 23, 2001. Estimated financial data for C-Cube and the selected companies were based on publicly available research analysts' estimates. This analysis indicated the following median multiples for the selected semiconductor companies, as compared to the multiples for C-Cube on March 23, 2001 and implied by the Exchange Ratio in the Offer and the Merger:

                                                     SELECTED                     C-CUBE
                                                   SEMICONDUCTOR    ----------------------------------
                                                     COMPANIES      MARCH 23, 2001    OFFER AND MERGER
                                                   -------------    --------------    ----------------
Stock price as a multiple of calendar year 2001
  estimated earnings per share...................      24.0x            18.6x              34.4x
Aggregate value as a multiple of calendar year
  2001 estimated revenue.........................       2.5x             1.4x               3.1x

     EXCHANGE RATIO ANALYSIS. Credit Suisse First Boston reviewed the ratio of the closing price of C-Cube Common Stock to the closing price of LSI Common Stock on March 23, 2001 and the average of this ratio calculated over various periods from May 3, 2000, the date of C-Cube's spin-off, to March 23, 2001. Credit Suisse First Boston then computed the pro forma fully diluted ownership of C-Cube's stockholders in the combined company implied by the resulting exchange ratios. Credit Suisse First Boston also computed the premium/(discount) implied by the resulting exchange ratios relative to the exchange ratio implied on March 23, 2001 and the Exchange Ratio in the Offer and the Merger. This analysis indicated the following:

                                                   IMPLIED C-CUBE
                                       IMPLIED     FULLY DILUTED         IMPLIED PREMIUM/ DISCOUNT
                                       EXCHANGE      OWNERSHIP       ----------------------------------
               PERIOD                   RATIO        PERCENTAGE      MARCH 23, 2001    OFFER AND MERGER
               ------                  --------    --------------    --------------    ----------------
March 23, 2001.......................   0.426x          5.7%              0.0 %              85.5%
10 trading days average..............   0.442x          6.0%             (3.7)%              78.7%
30 trading days average..............   0.494x          6.7%            (13.8)%              59.9%
60 trading days average..............   0.518x          7.1%            (17.8)%              52.4%
90 trading days average..............   0.589x          8.1%            (27.6)%              34.2%
180 trading days average.............   0.582x          8.0%            (26.8)%              35.7%
Period average.......................   0.535x          7.3%            (20.4)%              47.7%

     Credit Suisse First Boston noted that the pro forma fully diluted ownership of C-Cube's stockholders in the combined company implied by the Exchange Ratio in the Offer and the Merger was 11.0%.

     EXCHANGE RATIO PREMIUMS PAID ANALYSIS. Credit Suisse First Boston reviewed purchase prices paid in eight recent semiconductor transactions, 233 stock-for-stock transactions since April 30, 1987 and 95 stock-for-stock transactions over $500 million since July 5, 1994. For each group of transactions, Credit Suisse First Boston calculated the premium implied by the exchange ratio in the transaction relative to the ratio of the closing stock prices for the acquirors and targets in the transactions one trading day, and over various periods, prior to public announcement of the transaction. Credit Suisse First Boston then applied the resulting premiums to the ratio of the closing price of C-Cube Common Stock to the closing price of LSI Common Stock over the same periods. This analysis indicated the following implied exchange ratios for C-Cube Common Stock over the various periods observed, as compared to the Exchange Ratio for C-Cube Common Stock in the Offer and the Merger of 0.79:

                                                            EXCHANGE RATIOS IMPLIED BY
                                                      PRECEDENT STOCK-FOR-STOCK TRANSACTIONS
                                                --------------------------------------------------
            PRECEDENT TRANSACTION               90 DAYS    60 DAYS    30 DAYS    10 DAYS    1 DAY
            ---------------------               -------    -------    -------    -------    ------
8 Recent Semiconductor Transactions...........  0.797x     0.728x     0.758x     0.658x     0.639x
233 Precedent Transactions....................  0.787x     0.724x     0.702x     0.614x     0.563x
95 Precedent Transactions.....................  0.757x     0.707x     0.690x     0.628x     0.598x

     PRECEDENT TRANSACTIONS ANALYSIS. Credit Suisse First Boston reviewed the purchase prices and implied transaction multiples paid in the following six publicly announced transactions involving acquisitions of companies in the semiconductor industry:

               ACQUIROR                              TARGET
               --------                              ------
- Maxim Integrated Products, Inc.       Dallas Semiconductor Corporation
- Texas Instruments Incorporated        Unitrode Corporation
- Koninklijke Philips Electronics N.V.  VLSI Technology, Inc.
- Bain Capital, Inc.                    Integrated Circuit Systems, Inc.
- Intel Corporation                     Chips & Technologies, Inc.
- TPG Partners II LP                    Zilog, Inc.

     Credit Suisse First Boston compared aggregate values in the selected transactions as multiples of latest 12 months revenue and earnings before interest and taxes, commonly referred to as EBIT, and next 12 months revenue. Credit Suisse First Boston also compared equity values in the selected transactions as multiples of latest 12 months net income, next 12 months net income and latest available book value. Credit Suisse First Boston then applied the median multiples derived from the selected transactions to corresponding financial data for C-Cube in order to derive implied per share equity values for C-Cube. Based on these implied per share equity values and the closing price of LSI Common Stock on March 23, 2001, Credit Suisse First Boston then derived implied exchange ratios for each operational metric observed. Credit Suisse First Boston also derived implied exchange ratios by applying the median premiums implied by the selected transactions over the prices one day and 30 days prior to public announcement of the transaction to the closing prices of C-Cube Common Stock for corresponding periods prior to public announcement of the Offer and the Merger. All multiples and premiums for the selected transactions were based on information available at the time of the relevant transaction. Estimated financial data for C-Cube were based on publicly available research analysts' estimates. This analysis indicated the following implied exchange ratios, as compared to the Exchange Ratio in the Offer and the Merger of 0.79:

                                                                 IMPLIED
                                                              EXCHANGE RATIO
                                                              --------------
AGGREGATE VALUE AS MULTIPLE OF
  Latest 12 months revenue..................................      0.509x
  Latest 12 months EBIT.....................................      0.673x
  Next 12 months revenue....................................      0.468x
EQUITY VALUE AS MULTIPLE OF
  Latest 12 months net income...............................      0.763x
  Next 12 months net income.................................      0.573x
  Latest available book value...............................      0.468x
PREMIUMS PAID
  One day...................................................      0.574x
  30 days...................................................      0.781x

     CONTRIBUTION ANALYSIS. Credit Suisse First Boston reviewed the relative contributions of C-Cube and LSI Logic to the estimated revenue, gross profit, operating income and net income of the combined company for the latest 12 months and for calendar year 2001, excluding goodwill, potential synergies and potential one-time charges, based on publicly available research analysts' estimates. Credit Suisse First Boston then computed the fully diluted ownership percentages of C-Cube's stockholders in the combined company implied by C-Cube's relative contribution for each operational metric observed and the exchange ratios implied by those percentages. This analysis indicated the following low, high, mean and median fully diluted ownership percentages of C-Cube's stockholders in the combined company and the exchange ratios implied by those ownership percentages:

                                                   LOW       HIGH      MEAN     MEDIAN
                                                  ------    ------    ------    ------
Implied C-Cube stockholder pro forma ownership
  percentage....................................    6.2%     62.8%     19.0%     10.8%
Implied exchange ratio..........................  0.459x    9.014x    1.968x    0.779x

     Credit Suisse First Boston noted that the pro forma fully diluted ownership of C-Cube's stockholders in the combined company implied by the Exchange Ratio in the Offer and the Merger was 11.0%.

     DISCOUNTED CASH FLOW ANALYSIS. Credit Suisse First Boston performed a discounted cash flow analysis of C-Cube to estimate the present value of the unlevered, after-tax free cash flows that C-Cube could generate for fiscal years 2001 through 2005, based on publicly available research analysts' estimates. Credit Suisse First Boston calculated a range of estimated terminal values by applying multiples ranging from 15.0x to 20.0x to C-Cube's projected fiscal year 2005 net income. The present value of the cash flows and terminal values were calculated using discount rates ranging from 15.5% to 16.5%. This analysis indicated the following implied per share equity reference range for C-Cube, as compared to the per share equity value for C-Cube in the Offer and the Merger based on the Exchange Ratio of 0.79 and the closing price of LSI Common Stock on March 23, 2001:

           IMPLIED EQUITY REFERENCE               EQUITY VALUE FOR C-CUBE
               RANGE FOR C-CUBE                  IMPLIED BY EXCHANGE RATIO
           ------------------------              -------------------------
$11.91 - $15.42 per share                            $16.35 per share

     PRO FORMA IMPACT ANALYSIS. Credit Suisse First Boston analyzed the potential pro forma effect of the transaction on LSI Logic's estimated earnings per share for calendar years 2001 and 2002, based on publicly available research analysts' estimates. Based on the Exchange Ratio in the Offer and the Merger of 0.79, this analysis indicated that the Offer and the Merger could be accretive to LSI Logic's estimated earnings per share for the remainder of calendar year 2001 and in calendar year 2002. The actual results achieved by the combined company may vary form projected results and the variations may be material.

     OTHER FACTORS. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information and data, including:

     - research analysts' reports for C-Cube Common Stock and LSI Common Stock, including earnings per share estimates;

     - reported earnings per share for the last eight fiscal quarters for LSI Logic compared to publicly available research analysts' estimates for the respective quarters; and

     - historical price performance and trading characteristics of C-Cube Common Stock and LSI Common Stock and the relationship between movements in C-Cube Common Stock, movements in LSI Common Stock and movements in selected stock indices.

     (C) INTENT TO TENDER.

     To the knowledge of C-Cube, the directors of C-Cube will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. The directors, who hold approximately 3.45% of the outstanding Shares as of April 10, 2001, have signed Stockholder Agreements under which, among other things, they have agreed to tender their Shares in the Offer. See Item 3 above.

5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information contained under the caption "Fees and Expenses" in the Prospectus is incorporated herein by reference.

     C-Cube has agreed to pay Credit Suisse First Boston for its financial advisory services customary fees upon consummation of the Offer and the Merger based on the aggregate value of the Offer and the Merger. C-Cube also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     Credit Suisse First Boston and its affiliates in the past have provided financial services to C-Cube unrelated to the Offer and the Merger, for which services Credit Suisse First Boston has received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of C-Cube and LSI Logic for their own and their affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by C-Cube or any of its executive officers, directors, affiliates or subsidiaries.

7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, C-Cube is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of C-Cube's securities by C-Cube, any of its subsidiaries, or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving C-Cube or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of C-Cube or any of its subsidiaries, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of C-Cube.

     There are no transactions, resolutions of the Board, agreements in principle or signed contracts that are entered into in response to the Offer that relates to one or more of the matters referred to in the preceding paragraph.

8. ADDITIONAL INFORMATION.

     Under Delaware law, if the Purchaser becomes the owner of 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without approval of C-Cube's stockholders. However, if the Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of C-Cube's stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Merger Agreement) is satisfied, the Purchaser will be able to approve the Merger without the vote of any other stockholder.

     The Information Statement attached hereto as Schedule I is being furnished to C-Cube's stockholders in connection with the possible designation by LSI Logic, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of C-Cube's stockholders, and such information is incorporated herein by reference.

     The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION

     LSI Logic and C-Cube file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450    North East Regional Office   Midwest Regional Office 500
Fifth Street, N.W.           7                            West Madison Street
Suite 1024                   World Trade Center           Suite 1400
Washington, D.C. 20549       Room 1300                    Chicago, Illinois
                             New York, New York 10048     60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like LSI Logic and C-Cube, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information into this
Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this
Schedule 14D-9.

9. EXHIBITS.

   (a)(1) Prospectus, dated April 12, 2001 (incorporated herein by reference to the prospectus included in the Registration
           Statement on Form S-4 of LSI Logic Corporation filed on
           April 13, 2001).
   (a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the prospectus included in the Registration Statement on Form S-4 of LSI filed on April 13,
           2001).
   (a)(3) Letter to the Stockholders of C-Cube Microsystems Inc., dated April 13, 2001.*
   (a)(4)  Press Release by LSI Logic Corporation and C-Cube, dated
           March 26, 2001 (incorporated by reference to C-Cube
           Microsystems Inc.'s Statement of Form 8-K filed March 30,
           2001).
   (e)(1)  Agreement and Plan of Reorganization, dated as of March 26,
           2001, by and among C-Cube Microsystems Inc., LSI Logic
           Corporation and Clover Acquisition Corp. (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form S-4 of LSI filed on April
           13, 2001).
   (e)(2) Form of Stockholder Agreement, dated as of March 26, by and among LSI Logic Corporation and certain stockholders of C-Cube Microsystems Inc. (incorporated herein by reference to Annex B to the prospectus included in the Registration
           Statement on Form S-4 of LSI filed on April 13, 2001)
   (e)(3)  Opinion of Credit Suisse First Boston Corporation to the
           Board of Directors of C-Cube Microsystems Inc., dated March
           26, 2001 (included as Schedule II to this Schedule 14D-9).*
   (e)(4) Form of Management Retention Agreement (incorporated by reference to Exhibit 10.15 of C-Cube's Annual Report on Form
           10-K, filed April 11, 2001).
   (e)(5)  Management Retention Agreement, dated as of February 18,
           2000, by and between C-Cube Microsystems Inc. and Umesh
           Padval (incorporated by reference to Exhibit 10.16 of C-Cube's Annual Report on Form 10-K, filed April 11, 2001).
   (e)(6)  Form of Indemnification Agreement entered into by C-Cube
           Microsystems Inc. with each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of C-Cube's Registration Statement on Form S-1, Registration
           Number 333-31896).
   (e)(7) C-Cube Microsystems Inc. 2000 Stock Plan (incorporated by reference to Exhibit 10.9 of C-Cube's Registration Statement on Form S-1, Registration Number 333-31896).

   (e)(8) Form of 2000 Stock Plan Agreement (incorporated by reference to Exhibit 10.10 of C-Cube's Registration Statement on Form
           S-1, Registration Number 333-31896).
   (e)(9)  C-Cube Microsystems Inc. Directors Option Plan.
           (incorporated by reference to Exhibit 10.13 of C-Cube's
           Registration Statement on Form S-1, Registration Number
           333-31896).
  (e)(10) Form of 2000 Director Option Plan Agreement (incorporated by reference to Exhibit 10.14 of C-Cube's Registration
           Statement on Form S-1, Registration Number 333-31896).

---------------
* Included in copies mailed to stockholders of C-Cube.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 13, 2001                      C-CUBE MICROSYSTEMS INC.

                                          /s/ Umesh Padval                   By:
                                          --------------------------------------
                                          Name: Umesh Padval
                                          Title: President and Chief Executive
                                          Officer

                                                                      SCHEDULE I

                            C-CUBE MICROSYSTEMS INC.
                            1778 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 490-8000
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about April 13, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of C-Cube Microsystems Inc., a Delaware corporation ("C-Cube" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by LSI Logic Corporation, a Delaware corporation ("LSI Logic"), to a majority of seats on the C-Cube Board of Directors (the "Board").

     On March 26, 2001, C-Cube entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with LSI Logic and Clover Acquisition Corp., a Delaware corporation and wholly owned subsidiary of LSI Logic (the "Purchaser"), pursuant to which the Purchaser has commenced an offer to exchange each outstanding share of common stock, par value $0.001 per share, of C-Cube (the "Shares" or "C-Cube Common Stock"), for 0.79 of a share (the "Exchange Ratio") of common stock, par value $0.01 per share, of LSI Logic ("LSI Common Stock"), upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by LSI Logic with the Securities and Exchange Commission (the "SEC") on April 13, 2001 (as may, from time to time, be amended, supplemented or finalized, the "Prospectus"), and in the related Letter of Transmittal (the "Offer").

     The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into C-Cube (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by LSI Logic, the Purchaser or C-Cube or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a fraction of a share of LSI Common Stock equal to the Exchange Ratio. As a result of the Offer and the Merger, C-Cube will become a wholly owned subsidiary of LSI Logic.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Information set forth herein relating to LSI Logic, the Purchaser or the LSI Designees (as defined below) has been provided by LSI Logic. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     The Purchaser commenced the Offer on April 13, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York time, on Wednesday, May 10, 2001, unless the Purchaser extends it.

THE LSI LOGIC DESIGNEES

     Effective upon the acceptance for purchase by the Purchaser of at least a majority of the Shares on a fully-diluted basis, LSI Logic will be entitled to designate the number of directors, rounded up to the next whole number, on C-Cube's Board (the "LSI Designees") that equals the product of (i) the total number of directors on C-Cube's Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by LSI Logic or the Purchaser (including Shares accepted for purchase) bears to the total number of Shares outstanding, and C-Cube will take all action reasonably necessary to cause the LSI Designees to be elected or appointed to the Board, including, without limitation, at the option of LSI Logic, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, provided that, prior to the effective time of the Merger (the "Effective Time"), the Board will always have at least two members who were directors of C-Cube prior to consummation of the Offer (each, a "Continuing Director"). If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors will be entitled to designate a person to fill the vacancy.

     The directors of the Purchaser at the Effective Time will be the directors of C-Cube following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified. LSI Logic has informed C-Cube that it will choose the LSI Designees to the Board from the directors and executive officers of LSI Logic and the Purchaser listed in
Schedule I to the Prospectus, a copy of which is being mailed to C-Cube's stockholders together with the Schedule 14D-9.

     LSI Logic has informed C-Cube that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of C-Cube, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I. The information on such Schedule I is incorporated herein by reference.

     It is expected that the LSI Designees may assume office following the acceptance for purchase by the Purchaser of the specified minimum number of Shares pursuant to the Offer.

INFORMATION CONCERNING THE SHARES

     As of April 10, 2001, C-Cube had 50,368,014 Shares issued and outstanding with the Shares being C-Cube's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

INFORMATION CONCERNING C-CUBE

     "C-Cube Microsystems Inc." was incorporated as a California corporation in 1988 and reincorporated in Delaware in 1994. This corporation is referred to in this Information Statement as "C-Cube (Old)." In 1996, C-Cube (Old) acquired all of the capital stock of DiviCom Inc. After operating for three years as a combined entity, in 2000, C-Cube (Old)'s semiconductor business was spun off as C-Cube Semiconductor Inc. to the stockholders of C-Cube (Old). C-Cube (Old) then merged with Harmonic Inc. in May 2000. Immediately after that merger, the semiconductor business changed its name back to C-Cube Microsystems Inc. This new entity (including its direct and indirect subsidiaries) is referred to as "C-Cube" in this Information Statement.

                           STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of March 30, 2001, with respect to the beneficial ownership of C-Cube Common Stock by (i) all persons known by C-Cube to be the beneficial owners of more than 5% of the outstanding Common Stock of C-Cube, (ii) each director of C-Cube, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of C-Cube as of December 31, 2000 whose salary and incentive compensation for the fiscal year ended December 31, 2000 exceeded $100,000, and
(iv) all executive officers and directors of C-Cube as a group:

                                                                      SHARES OWNED
                                                                -------------------------
                                                                NUMBER OF   PERCENTAGE OF
FIVE-PERCENT STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS(1)   SHARES         CLASS
--------------------------------------------------------------  ---------   -------------
FIVE-PERCENT STOCKHOLDERS:
Entities affiliated with J. & W. Seligman & Co.
  Incorporated...............................................   4,089,017        7.8%
  100 Park Avenue -- 8th Floor
  New York, New York 10017
DIRECTORS AND EXECUTIVE OFFICERS:
Alexandre A. Balkanski(2)....................................   1,772,139        3.4%
Umesh Padval(3)..............................................     337,942          *
T.J. Rodgers(4)..............................................     170,000          *
Didier LeGall(5).............................................     137,230          *
Frederick Brown IV(6)........................................     118,842          *
Howard Bailey(7).............................................     100,000          *
Saeid Moshkelani(8)..........................................      56,456          *
Gregorio Reyes(9)............................................      50,000          *
Patrick Henry(10)............................................      33,183          *
Baryn S. Futa(11)............................................      30,000          *
  All executive officers and directors as a group (10
     persons)(12)............................................   2,805,792        5.3%

---------------
  *  Represents less than 1%

 (1) The persons named in this table have the sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the business address of each of the beneficial owners listed in this table is 1778 McCarthy Boulevard, Milpitas, California 95035.

 (2) Includes 10,000 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

 (3) Includes 334,966 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001

 (4) Includes 10,000 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

 (5) Includes 123,204 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

 (6) Includes 114,260 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

 (7) Includes 100,000 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

 (8) Includes 54,267 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

 (9) Includes 10,000 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

(10) Includes 31,378 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

(11) Includes 10,000 shares subject to options that are presently exercisable or will become exercisable within 60 days of March 30, 2001.

(12) Includes an aggregated of 798,075 shares subject to options that are presently exercisable or will become exercisable by all executive officers and directors as a group within 60 days of March 30, 2001, including those shares listed in footnotes 2 - 11.

DIRECTORS AND EXECUTIVE OFFICERS OF C-CUBE MICROSYSTEMS INC.

     The following table lists the names, ages and positions held with C-Cube of all directors and executive officers of C-Cube as of December 31, 2000. Executive officers serve at the discretion of the Board. All directors hold office until the next annual or special meeting of stockholders or until their successors have been elected and qualified. There are no family relationships between any director or executive officer and any other director or executive officer of C-Cube.

                NAME                  AGE                         POSITION
                ----                  ---                         --------
Alexandre A. Balkanski, Ph.D.(2)....  40     Chairman of the Board
Umesh Padval........................  43     President, Chief Executive Officer and Director
Howard Bailey.......................  54     Senior Vice President and Chief Financial Officer
Didier LeGall.......................  46     Senior Vice President, Research and Development
                                             and Chief Technology Officer
Korhan Titizer......................  44     Vice President, Advanced Circuit Development
Frederick Brown IV..................  56     Senior Vice President, Worldwide Sales
Patrick Henry.......................  38     Vice President, Marketing and Corporate
                                             Development
Saeid Moshkelani....................  41     Senior Vice President, Engineering and Operations
Baryn S. Futa(1)....................  46     Director
Gregorio Reyes(1)(2)................  59     Director
T.J. Rodgers........................  52     Director

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Dr. Alexandre Balkanski co-founded C-Cube (Old) in July 1988 as Vice President. He served as Executive Vice President and Chief Operating Officer from February 1994 to July 1995 and as President and Chief Executive Officer from July 1995 to May 2000. He was elected to the Board in April 1993 and became the Chairman of the Board in May 2000. Prior to co-founding C-Cube (Old), Dr. Balkanski was the co-founder and President of Diamond Devices Inc., a semiconductor company specializing in the development of fast algorithms for signal processing. Dr. Balkanski currently serves on the board of directors of PMC-Sierra, Inc. Dr. Balkanski holds a B.A. in physics from Harvard College, and an M.S. in physics and a Ph.D. in business economics from Harvard University.

     Mr. Padval joined C-Cube (Old) as President of the Semiconductor division in October 1998. He has served as Chief Executive of C-Cube since May 2000. He has over 15 years of broad management experience in the semiconductor industry. His management experience includes business unit, marketing, sales and engineering positions at VLSI Technology and Advanced Micro Devices. Prior to joining C-Cube (Old), Mr. Padval served as Senior Vice President and General Manager of the Consumer Digital Entertainment division at VLSI Technology, Inc. from May 1997 to October 1998. In this position he managed marketing, engineering, applications and operational aspects of the division which focused on providing solutions into global digital set-top box deployments. From August 1994 to May 1997, Mr. Padval served as Vice President and General Manager for VLSI's Computing Solutions division, which focused on the PC, workstation, mass storage and peripherals market. Before joining VLSI Technology, Mr. Padval worked for Advanced Micro Devices where he held a variety of marketing and engineering positions. Mr. Padval currently serves on the board of directors of Elantec Semiconductor, Inc. Mr. Padval holds a bachelor of technology from Indian Institute of Technology in Bombay, an M.S. degree from Pennsylvania State University and an M.S. degree from Stanford University.

     Mr. Bailey was the Chief Financial Officer of C-Cube. Joining in 2000, he brought to C-Cube nearly 20 years of senior financial experience that includes CFO positions at Quantum Effect Devices, where he led the company's transition from design service to fabless semiconductor production, and Photon Dynamics, Inc., where he served as interim CFO, helping drive the company's rapid rise to profitability. Mr. Bailey's experience in corporate finance also includes work for well-known companies such as Sierra Semiconductor (now PMC Sierra), Plus Logic (part of Xilinx) and Intel Corporation. Mr. Bailey holds a Bachelor of Science degree in Economics from the University of Maryland and an MBA in Finance from the University of Utah.

     Dr. LeGall is C-Cube's Vice President of Research and Development and Chief Technology Officer. He has, for more than a decade, been one of the driving forces behind the development of MPEG technology, having chaired the MPEG video committee that established the complex set of standards behind MPEG-1 and MPEG-2 compression. In his current role, Dr. LeGall has responsibility for C-Cube's research and development program, the genesis of Emmy award-winning technology breakthroughs in digital television technology. Prior to joining C-Cube (Old) in 1990, he managed the visual communications group at Bell Communications Research (Bell core) as well as working for Thompson-CSF's medical imaging division. Dr. LeGall holds a Masters degree in Physics and Mathematics from Ecole Central de Lyon, France and a Ph.D. in Electrical Engineering from UCLA.

     Mr. Titizer is C-Cube's Vice President of Advanced Circuit Development. Since joining in 1998, he built an entirely new team and produced designs for C-Cube's DVD and set-top box products. Mr. Titizer has more than 18 years of experience in design and management of mixed signal ICs for communications and consumer applications. Prior to joining C-Cube (Old), he designed sampled-data analog and digital signal processing circuits for telephony, modem and audio ICs at Sierra and Crystal Semiconductors. He also founded and ran a Texas design center with full capability, from system to layout, for Oak Technology. He is a senior member of multiple IEEE societies and holds a Masters of Science degree in Electrical Engineering from UC Santa Barbara.

     Mr. Brown joined C-Cube (Old) in December of 1993 as Director of Asia Pacific Sales, and was named Vice President in November 1995. In May 1998, Mr. Brown was promoted to Vice President, Worldwide Sales and named Senior Vice President in November 1998. Prior to joining C-Cube (Old), he spent eleven years at LSI Logic, most recently as Vice President, Asia Pacific Sales located in Hong Kong. Mr. Brown holds a B.S.E.E. degree from Carnegie Institute of Technology (now Carnegie Mellon University).

     Mr. Henry is the Vice President of Marketing and Corporate Development at C-Cube. He is responsible for product marketing, strategic planning, applications engineering, partnerships, licensing, mergers and acquisitions, marketing communications, public relations, investor relations, employee communications, and Internet services. He joined C-Cube (Old) in 1997 and has managed all aspects of marketing over that time. Prior to joining C-Cube, Mr. Henry was at Hyundai Electronics America where he was the Director of Strategic Marketing and Business Development. He also held marketing management and sales positions at Advanced Micro Devices (AMD) and Dow Corning Corporation. Mr. Henry holds a Bachelor in Engineering Science and Mechanics with high honors from the Georgia Institute of Technology and an MBA from the University of Southern California.

     Mr. Moshkelani is the Vice President of Engineering and Operations at C-Cube. In his current role, he is responsible for all operations and manufacturing activities. He also oversees engineering organizations responsible for product development and design development infrastructure. Mr. Moshkelani brings nearly 20 years' design engineering and operations experience to C-Cube. Prior to joining C-Cube in 1998, he held several engineering, management, and operations positions at VLSI Technology and American Microsystems, Inc. Mr. Moshkelani holds a Bachelor's degree in Electrical Engineering from Oregon State University.

     Mr. Futa has served on the Board since February 1994. In July 1996, he founded MPEG LA, LLC, a company which was formed to provide licensing access to essential MPEG-2, Digital Video Broadcast (DVB) and IEEE 1394 intellectual property to users of those technologies, where he currently serves as Manager and Chief Executive Officer. From September 1988 to June 1996, he served as the Executive Vice President and Chief Operating Officer of Cable Television Laboratories, Inc., a research and development consortium of cable television system operators.

     Mr. Reyes has served on the Board since July 1992. Since August 1994, Mr. Reyes has been a private investor and management consultant. From September 1990 to August 1994, he served as Chairman and Chief Executive Officer of Sunward Technologies, Inc., a provider of rigid disk magnetic recording head products for the data storage industry. From March 1986 to August 1990, Mr. Reyes was Chairman and Chief Executive Officer of American Semiconductor Equipment Technologies. Mr. Reyes also serves as a director of ARC International and several privately-held companies.

     Mr. Rodgers has served on the Board since January 1994. He founded Cypress Semiconductor Corporation in 1983, where he currently serves as President, Chief Executive Officer and Director.

                         BOARD MEETINGS AND COMMITTEES

     The Board held a total of four meetings (including regularly scheduled and special meetings) during 2000. During the last fiscal year, no incumbent director while a member of the Board attended fewer than 75% of the aggregate of
(1) the total number of meetings of the Board and (2) the total number of meetings held by all committees on which such director served.

     The Board has two standing committees: an Audit Committee and a Compensation Committee. It does not have a standing nominating committee.

     The Compensation Committee of the Board currently consists of Messrs. Balkanski and Reyes. The Compensation Committee reviews and approves the compensation of C-Cube's executive officers and administers C-Cube's stock option and stock purchase plans. The Compensation Committee held a total of four meetings during 2000.

     The Audit Committee of the Board consists of Messrs. Futa and Reyes. The Audit Committee's responsibilities include (1) recommending independent auditors, (2) evaluating the performance of independent auditors, (3) obtaining formal written statements of relationship annually from the independent auditors, (4) reviewing audited financial statements, (5) issuing a report to be included in the annual proxy statement, (6) overseeing the relationship with the independent auditors, (7) discussing with the independent auditors and a member of the Company's management the quarterly financial information, earnings announcements and quarterly reviews, (8) discussing with the Company's management and independent auditors the Company's internal controls and (9) discussing with the appropriate parties any material legal matters. The Audit Committee held four meetings during 2000. All members of the Audit Committee are independent (as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers, Inc. listing standards). The Audit Committee has adopted a written charter that is attached hereto as Annex A.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee reviews and approves the compensation of C-Cube's executive officers and administers C-Cube's stock option and purchase plans. Alexandre A. Balkanski and Gregorio Reyes served during the fiscal year ended December 31, 2000 as members of the Compensation Committee of the Board of Directors. No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation of the Chief Executive Officer of C-Cube and the four other most highly compensated executive officers of C-Cube as of December 31, 2000:

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION               LONG-TERM
                                              ------------------------------------     COMPENSATION
                                                                      OTHER ANNUAL        AWARDS
     NAME AND PRINCIPAL POSITION       YEAR    SALARY     BONUS(1)    COMPENSATION       OPTIONS
     ---------------------------       ----   --------    --------    ------------    --------------
Umesh Padval.........................  2000   $267,596    $358,218                             --
  President and Chief Executive
     Officer                           1999    268,750     258,218           --           247,360
                                       1998     55,929(3)  175,000           --         1,236,800
Frederick Brown IV...................  2000    218,000     113,729       $7,200(2)             --
  Senior Vice President, Worldwide
     Sales...........................  1999    200,000(4)   92,432        7,200(2)             --
                                       1998    173,752(4)  205,557(5)     7,200(2)        234,992
Didier LeGall........................  2000    201,505     143,695           --            87,315
  Senior Vice President, Research and  1999    208,476     107,000           --            49,472
  Development and Chief Technology     1998    204,733      21,930           --            49,472
  Officer
Saeid Moshkelani.....................  2000    186,460     122,817           --            98,051
  Senior Vice President, Engineering   1999    175,000      22,500           --                --
  and Operations                       1998      6,057          --           --           197,888
Patrick Henry........................  2000    176,039     165,483           --            87,368
  Senior Vice President, Marketing
     and                               1999    158,219      96,300           --           160,784
  Corporate Development                1998    138,103      10,000           --            51,945

---------------
(1) The amounts shown under the "Bonus" column represent cash bonuses earned for the indicated fiscal years.

(2) Consists of car allowances.

(3) Mr. Padval was hired as President in October 1998 and became Chief Executive Officer in May 2000.

(4) Mr. Brown has served as Senior Vice President, Worldwide Sales since November 1998. Mr. Brown's compensation for the period prior to his appointment to Senior Vice President, Worldwide Sales includes compensation he received while serving as Vice President, Worldwide Sales from May 1998 to November 1998, and while serving as Vice President, Asia Pacific Sales for the period prior.

(5) Includes a retention bonus of $100,000, of which $50,000 will be vested on December 31, 1999 and $50,000 vested on December 31, 2000, provided Mr. Brown is an employee of C-Cube on those dates.

     The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

STOCK OPTION GRANTS

     The following table provides the specified information concerning top grants of options to purchase C-Cube Common Stock made during the year ended December 31, 2000:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              INDIVIDUAL GRANTS IN 2000
                                   -----------------------------------------------     POTENTIAL REALIZABLE
                                             % OF TOTAL                              VALUE AT ASSUMED ANNUAL
                                              OPTIONS                                  RATES OF STOCK PRICE
                                             GRANTED TO                                  APPRECIATION FOR
                                   OPTIONS   EMPLOYEES    EXERCISE OF                     OPTION TERM(2)
                                   GRANTED   IN FISCAL    BASE PRICE    EXPIRATION   ------------------------
              NAME                   (#)        YEAR       ($/SH)(1)       DATE         5%($)        10%($)
              ----                 -------   ----------   -----------   ----------   -----------   ----------
Padval, Umesh....................      --         --             --             --           --           --
Brown IV, Frederick..............      --         --             --             --           --           --
LeGall, Didier...................  17,315       0.08        19.1775     04/18/2010      369,885      785,669
                                   70,000       0.34        16.2500     10/19/2010    1,014,677    2,289,482
Moshkelani, Saeid................  42,051       0.20        19.1775     04/18/2010      898,298    1,908,066
                                   56,000       0.27        16.2500     10/19/2010      811,741    1,831,585
Henry, Patrick...................  12,368       0.06        19.1775     04/18/2010      264,206      561,199
                                   75,000       0.36        16.2500     10/19/2010    1,087,153    2,453,016

---------------
(1) Options were granted at an exercise price equal to the fair market value per share of C-Cube Common Stock as of the date of the grant.

(2) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent C-Cube's estimate or projection of the future C-Cube Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of C-Cube Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of C-Cube Common Stock from the date of grant to date.

STOCK OPTION EXERCISES

     The following table provides the specified information concerning exercises of options to purchase C-Cube Common Stock in the year ended December 31, 2000, and unexercised options held as of December 31, 2000, by the persons named in the Summary Compensation Table:

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                             FISCAL YEAR-END VALUES

                                                                                         VALUE OF UNEXERCISED
                                                                                             IN-THE-MONEY
                                SHARES                     NUMBER OF UNEXERCISED              OPTIONS AT
                               ACQUIRED       VALUE         OPTIONS AT 12/31/00             12/31/00($)(2)
                                  ON        REALIZED    ---------------------------   ---------------------------
            NAME               EXERCISE      ($)(1)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   ---------   -----------   -------------   -----------   -------------
Umesh Padval................    175,000     7,489,438     206,134        845,146       1,236,040      5,111,494
Frederick Brown IV..........    172,458     7,017,174      70,317        230,625         323,343      1,083,889
Didier LeGall...............     65,389     3,996,674      75,827        289,620         325,947        923,037
Saeid Moshkelani............     22,667     1,232,085      33,396        206,477          92,886        406,349
Patrick Henry...............     50,798       848,301       3,332        240,237           6,763        296,330

---------------
---------------
(1) Based upon the market price of the purchased shares on the exercise date less the option exercise price paid for such shares.

(2) Based upon the market price of $12.31 per share, which was the closing price per share of C-Cube Common Stock on the Nasdaq National Market on December 31, 2000, less the option exercise price payable per share.

COMPENSATION OF DIRECTORS

     In May 1995, the Board established a standard compensation for members of the Board, whereby each director who is not an employee of C-Cube (an "Outside Director") receives an annual retainer of $12,000 plus $1,000 and reimbursement of reasonable travel expenses for each meeting of the Board attended. C-Cube does not pay additional amounts to directors for committee participation or special assignments of the Board.

OUTSIDE DIRECTORS OPTIONS

     Directors who are not employees are also automatically granted nonqualified options to purchase C-Cube Common Stock under C-Cube's 2000 Outside Directors Stock Option Plan (the "Directors Plan"). A total of 450,000 shares of C-Cube Common Stock have been reserved for issuance under the Directors Plan. Each Outside Director holding office on the effective date of the Directors Plan receives an option to purchase 40,000 shares of C-Cube Common Stock on the effective date of the Directors Plan. Each person who is newly elected or appointed as an Outside Director after the effective date of the Directors Plan receives an option to purchase 40,000 shares of C-Cube Common Stock on the day immediately following such initial election or appointment. Thereafter, each Outside Director generally receives an option to purchase 10,000 shares of C-Cube Common Stock on each anniversary date. Options granted under the Directors Plan vest over four years and generally must be exercised within ten years. Shares of C-Cube Common Stock underlying options granted under the Directors Plan vest at the rate of one-fourth ( 1/4) of the total number of shares of C-Cube Common Stock underlying the option one year after the date of grant and one forty-eighth ( 1/48) of such shares on the last date of each full month thereafter until all of the shares of C-Cube Common Stock underlying the option have vested. The exercise price of the options in all cases will be equal to the fair market value per share of the C-Cube Common Stock on the date of grant.

CHANGE-IN-CONTROL ARRANGEMENTS

     The Company's stock option plans generally provide that in the event of a transfer of control of C-Cube, the Board will arrange with the surviving, continuing, successor or purchasing corporation, as the case may be

(the "Acquiring Corporation"), to either assume C-Cube's rights and obligations under outstanding awards or substitute awards for the Acquiring Corporation's stock for such outstanding awards. Any awards which are neither exercised as of the date of the transfer of control nor assumed nor substituted by the Acquiring Corporation shall terminate effective as of the date of the transfer of control.

SEVERANCE AGREEMENTS

     C-Cube Microsystems has in effect severance compensation agreements as follows:

     Umesh Padval's Management Retention Agreement provides that in the event of a change of control, if he is terminated other than for cause in contemplation of or in the first twelve months following the change of control, (i) 100% of the unvested portion of all stock options he holds will accelerate and become vested, (ii) he will continue to receive salary at the rate he received prior to his termination until the earlier of (a) one year from the date of termination, or (b) the date he commences full-time employment with another company, and
(iii) he will continue to receive health, dental and vision benefits until the earlier of (a) one year from the date of termination, or (b) the date he commences full-time employment with another company.

     Howard Bailey's Management Retention Agreement provides that in the event of a change of control, if he is terminated other than for cause two months prior to or in the first twelve months following the change of control, (i) 50% of the unvested portion of all stock options he holds will accelerate and become vested, (ii) he will continue to receive a salary at the rate he received prior to his termination until the earlier of (a) twelve months from the date of termination, or (b) the date he commences full-time employment with another company, and (iii) he will continue to receive health, dental and vision benefits until the earlier of (a) twelve months from the date of termination, or
(b) the date he commences full-time employment with another company.

     Frederick Brown IV's Management Retention Agreement provides that in the event of a change of control, if he is terminated other than for cause two months prior to or in the first twelve months following the change of control,
(i) 50% of the unvested portion of all stock options he holds will accelerate and become vested, (ii) he will continue to receive a salary at the rate he received prior to his termination until the earlier of (a) twelve months from the date of termination, or (b) the date he commences full-time employment with another company, and (iii) he will continue to receive health, dental and vision benefits until the earlier of (a) twelve months from the date of termination, or
(b) the date he commences full-time employment with another company.

     Didier LeGall's Management Retention Agreement provides that in the event of a change of control, if he is terminated other than for cause two months prior to or in the first twelve months following the change of control, (i) 50% of the unvested portion of all stock options he holds will accelerate and become vested, (ii) he will continue to receive a salary at the rate he received prior to his termination until the earlier of (a) twelve months from the date of termination, or (b) the date he commences full-time employment with another company, and (iii) he will continue to receive health, dental and vision benefits until the earlier of (a) twelve months from the date of termination, or
(b) the date he commences full-time employment with another company.

     Saeid Moshkelani's Management Retention Agreement provides that in the event of a change of control, if he is terminated other than for cause two months prior to or in the first twelve months following the change of control,
(i) 50% of the unvested portion of all stock options he holds will accelerate and become vested, (ii) he will continue to receive a salary at the rate he received prior to his termination until the earlier of (a) twelve months from the date of termination, or (b) the date he commences full-time employment with another company, and (iii) he will continue to receive health, dental and vision benefits until the earlier of (a) twelve months from the date of termination, or
(b) the date he commences full-time employment with another company.

         REPORT OF THE BOARD OF DIRECTORS AND COMPENSATION COMMITTEE ON
                             EXECUTIVE COMPENSATION

     The Compensation Committee of C-Cube's Board ("the Compensation Committee") has the exclusive authority to establish the cash compensation for all executive officers of C-Cube, including the Chief Executive Officer. The Compensation Committee also administers C-Cube's stock option and purchase plans and makes grants to executive officers under such plans. The Compensation Committee makes general recommendations regarding the plans to the Board and reviews grants to executive officers. The Compensation Committee and the Board consult with management and approve the compensation offered to newly hired executives at the time offers are made to them. Thereafter, on an annual basis at the time of each executive officer's performance review, the Compensation Committee and the Board meets to review and approve the compensation of each individual executive officer.

     The goals of the Compensation Committee and the Board are to:

     - attract, retain and motivate highly qualified employees and executive officers who contribute to the long-term success of C-Cube

     - align the compensation of executives with business objectives and performance

     - align incentives for executive officers with the interests of stockholders in maximizing stock value

     Since 1994, it had been the Compensation Committee's objective to provide compensation exclusively through fixed salaries and long-term stock-based incentive awards which serve to align the interests of the executive officers and stockholders. The Compensation Committee had set salaries at levels which, in the Compensation Committee members' experience, were at or below the median level for technology companies that are comparable to C-Cube in age, number of employees and revenue. Commencing with fiscal year 1995, the Compensation Committee and the Board adopted the Management and Key Employee Performance Bonus Plan which provides for an annual variable performance award payable in cash tied to specific measures of C-Cube's financial performance as well as individual performance based upon individual performance objectives. The Compensation Committee and the Board adopted this change in order to provide strong performance-based incentives.

     As a result of federal tax law, C-Cube is not allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any fiscal year. No officer of C-Cube has received compensation in excess of $1 million to date. The Compensation Committee and the Board will continue to monitor this issue and will formulate a policy with respect to this limitation on deductibility if and when appropriate.

BASE SALARY AND BONUS

     For fiscal year 2000, the base salary of each executive officer was set based upon the results of the executive's performance review. Each executive is reviewed annually by the Chief Executive Officer and other members of management and given specific objectives, with the objectives varying based upon the executive's position and responsibilities and the specific objectives for that position for the coming year. At the next annual review, the management of C-Cube reviews the performance of executive versus the objectives. The results of this review are then reported to the Compensation Committee along with management's compensation recommendation and the Compensation Committee then determines whether base salary should be adjusted for the coming year.

     The annual management bonus for each executive officer is a function of a target bonus multiplied by (1) a factor for the officer's performance, and (2) a factor for C-Cube's financial performance. Performance is measured on an annual basis. The target bonus for each officer is based upon his or her job responsibilities within the organization.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return data for C-Cube Common Stock for the period beginning May 3, 2000 (the date on which C-Cube Common Stock was first publicly traded on The Nasdaq National Market) and ending on December 31, 2000 to the cumulative return over such period of (i) The Nasdaq National Market (U.S.) Composite Index and (ii) the Nasdaq Electronics Components Index. The graph assumes that $100 was invested on May 3, 2000 in C-Cube Common Stock and in each of the comparative indices, and it assumes reinvestment of any dividends. The stock performance on the following graph is not necessarily indicative of future stock price performance.
[PERFORMANCE GRAPH]

                                                                                                            NASDAQ ELECTRONIC
                                                         C-CUBE                NASDAQ STOCK MARKET             COMPONENTS
                                                         ------                -------------------          -----------------
5/3/00                                                   100.00                      100.00                      100.00
6/30/00                                                   89.97                      107.79                      113.37
9/29/00                                                   93.98                       99.28                       95.19
12/29/00                                                  56.45                       66.47                       59.28

---------------------------------------------------------------------
                                     5/3/00  6/30/00 9/29/00 12/29/00
---------------------------------------------------------------------
 C-Cube Microsystems Inc.            100.00   89.97   93.98   56.45
 Nasdaq Stock Market                 100.00  107.79   99.28   66.47
 Nasdaq Electronic Components Index  100.00  113.37   95.19   59.28
---------------------------------------------------------------------

                      ANNEX A TO THE INFORMATION STATEMENT

                            C-CUBE MICROSYSTEMS INC.
                            AUDIT COMMITTEE CHARTER

PURPOSE

     The Board of Directors of C-Cube Microsystems Inc. (C-Cube or the Company), hereby defines and establishes the role of its Audit Committee (the Committee). The Audit Committee will make such examinations as are necessary to monitor the corporate financial reporting and the internal and external audits of C-Cube and its subsidiaries, to provide to the Board of Directors the results of its examinations and recommendations derived therefrom, to outline to the Board improvements made, or to be made, in internal accounting controls, to nominate independent auditors, and to provide the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require board attention.

     The Committee shall maintain free and open communication with the independent auditors and Company management. In discharging its oversight role, the Committee is empowered to investigate any matter relating to the Company's accounting, auditing, internal control or financial reporting practices brought to its attention, with full access to all Company books, records, facilities and personnel. The Committee may retain outside counsel, auditors or other advisors.

     In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

COMPOSITION AND MEMBERSHIP

     The Committee shall be comprised of at least two (2) directors, one of whom shall be appointed Committee Chairman by the Board of Directors. The members of the Audit Committee will be appointed by and will serve at the discretion of the Board of Directors.

MEETINGS

     The Audit Committee will meet at least one time each year. The Audit Committee may establish its own schedule which it will provide to the Board of Directors in advance.

     The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company. The Audit Committee will meet with the independent auditors of the Company, at such times as it deems appropriate, to review the independent auditor's examination and audit report.

MINUTES

     The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

RESPONSIBILITIES

     The responsibilities of the Audit Committee shall include:

     1. Recommending to the Board the independent auditors to be retained (or nominated for shareholder approval) to audit the financial statements of the Company. Such auditors are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

     2. Evaluating, together with the Board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.

     3. Obtaining annually from the independent auditors a formal written statement describing all relationships between the auditors and the Company, consistent with Independence Standards Board

        Standard Number 1. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationships that may impact the objectivity and independence of the auditors and shall take, or recommend that the Board take, appropriate actions to oversee and satisfy itself as to the auditors' independence.

     4. Reviewing the audited financial statements and discussing them with management and the independent auditors. These discussions shall include the matters required to be discussed under Statement of Auditing Standards No. 61 and consideration of the quality of the Company's accounting principles as applied in its financial reporting, including a review of particularly sensitive accounting estimates, reserves and accruals, judgmental areas, audit adjustments (whether or not recorded), and other such inquiries as the Committee or the independent auditors shall deem appropriate. Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K.

     5. Issuing annually a report to be included in the Company's proxy statement as required by the rules of the Securities and Exchange Commission.

     6. Overseeing the relationship with the independent auditors, including discussing with the auditors the nature and rigor of the audit process, receiving and reviewing audit reports, and providing the auditors full access to the Committee (and the Board) to report on any and all appropriate matters.

     7. Discussing with a representative of management and the independent auditors: (1) the interim financial information contained in the Company's Quarterly Report on Form 10-Q prior to its filing, (2) the earnings announcement prior to its release (if practicable), and (3) the results of the review of such information by the independent auditors. (These discussions may be held with the Committee as a whole or with the Committee chair in person or by telephone.)

     8. Discussing with management and the independent auditors the quality and adequacy of and compliance with the Company's internal controls.

     9. Discussing with management and/or the Company's general counsel any legal matters (including the status of pending litigation) that may have a material impact on the Company's financial statements, and any material reports or inquiries from regulatory or governmental agencies.

     In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it, and will report, at least annually, to the Board regarding the Committee's examinations and recommendations.

     THE FOREGOING CHARTER WAS ADOPTED BY THE BOARD OF DIRECTORS OF C-CUBE MICROSYSTEMS INC. ON APRIL 25, 2000.

                                                                     SCHEDULE II

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

March 26, 2001

Board of Directors
C-Cube Microsystems, Inc.
1873 Barber Lane
Milpitas, California 95035

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of C-Cube Microsystems, Inc. ("C-Cube"), other than LSI Logic Corporation ("LSI") and its affiliates, of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Reorganization, dated as of March 26, 2001 (the "Agreement"), by and among C-Cube, LSI and Clover Acquisition Corp., a wholly owned subsidiary of LSI ("Merger Sub"). The Agreement provides for, among other things, (i) the commencement by Merger Sub of an offer pursuant to which each outstanding share of the common stock, par value $0.001 per share, of C-Cube ("C-Cube Common Stock") will be exchanged (the "Exchange Offer") for 0.79 (the "Exchange Ratio") of a share of the common stock, par value $0.01 per share, of LSI ("LSI Common Stock") and (ii) subsequent to the Exchange Offer, the merger of Merger Sub with and into C-Cube (the "Merger" and, together with the Exchange Offer, the "Transaction") pursuant to which each outstanding share of C-Cube Common Stock not acquired in the Exchange Offer will be converted into the right to receive that number of shares of LSI Common Stock equal to the Exchange Ratio.

In arriving at our opinion, we have reviewed the Agreement, and certain publicly available business and financial information relating to C-Cube and LSI. We also have reviewed certain other information relating to C-Cube and LSI, including publicly available financial forecasts, provided to or discussed with us by C-Cube and LSI and have met with the managements of C-Cube and LSI to discuss the businesses and prospects of C-Cube and LSI. We also have considered certain financial and stock market data of C-Cube and LSI, and we have compared those data with similar data for publicly held companies in businesses we deemed similar to those of C-Cube and LSI, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to publicly available financial forecasts relating to C-Cube and LSI which we have reviewed and discussed with the managements of C-Cube and LSI, we have been advised, and have assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of C-Cube and LSI. In addition, we have relied, without independent verification, upon the assessments of the managements of C-Cube and LSI as to (i) the existing and future technology and products of C-Cube and LSI and the risks associated with such technology and products, (ii) the potential cost savings and synergies (including the amount, timing and achievability thereof) and strategic benefits anticipated by the managements of C-Cube and LSI to result from the Transaction,
(iii) their ability to integrate the businesses of C-Cube and LSI and (iv) their ability to retain key employees of C-Cube and LSI. We also have assumed,

Board of Directors
C-Cube Microsystems, Inc.
March 26, 2001
Page 2

with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of C-Cube or LSI, nor have we been furnished with any such evaluations or appraisals. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to C-Cube, nor does it address the underlying business decision of C-Cube to proceed with the Transaction. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of LSI Common Stock actually will be when issued pursuant to the Transaction or the prices at which LSI Common Stock will trade at any time.

We have acted as financial advisor to C-Cube in connection with the Transaction and will receive a fee for our services upon the consummation of the Transaction. We and our affiliates in the past have provided financial services to C-Cube unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of C-Cube and LSI for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of C-Cube in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder of C-Cube Common Stock as to whether such stockholder should tender shares of C-Cube Common Stock pursuant to the Exchange Offer or how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of C-Cube Common Stock other than LSI and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION